                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)(1)


                          ROYAL HOLDINGS SERVICES LTD.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78028P 108
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ATTENTION: AJMAL KHAN
                               C/O ROBERT THOMAS
                       PLATINUM SECURITIES INTERNATIONAL
                              22 OLD QUEEN STREET
                                LONDON SW1H 9HW
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JULY 13, 1999
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)

-----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

--------------------                                           -----------------
CUSIP NO. 78028P 108                  13D                      PAGE 1 OF 1 PAGES
--------------------                                           -----------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         JOEL DUMARESQ
         3505 W. 15TH AVE.
         VANCOUVER, BRITISH COLUMBIA
         CANADA
         V6R 2Z3
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                400,000
        SHARES         ---------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER              N/A
       OWNED BY        ---------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER           400,000
      REPORTING        ---------------------------------------------------------
     PERSON WITH       10     SHARED DISPOSITIVE POWER         N/A
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         400,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.50%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 6 Pages)

ITEM 1.  SECURITY AND ISSUER.

         The information set forth on the cover page of this statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         Set forth below is information required by this Item with respect to each person or entity filing this statement.


                                                           ITEM 2(d) OR 2(e)
                          PRINCIPAL OCCUPATION OR        CONVICTIONS, JUDGMENTS,
  NAME AND ADDRESS          BUSINESS AND ADDRESS            DECREES OR ORDERS        CITIZENSHIP
-------------------     ----------------------------     -----------------------     -----------
JOEL DUMARESQ           Corporate Finance Consultant               None                Canada
1626 Drummond Drive
Vancouver, B.C.
Canada
V6T 1B6

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in the Share Purchase Agreement among Gampadona Limited, Odadale Portfolio, Inc., Boshof Holding, Inc., Sebira Financial, Inc., Cumbrian Trading Ltd., Rex Lezard, Joel Dumaresq, Ajmal Khan, Jim Beadle, Kristof Kossuth, John Devries, Kurt Dalmata and G. Brian Longpre, North American Security & Fire Acquisitions, Inc. and Intrepid International S.A. (the "Share Purchase Agreement") is incorporated herein by reference. The transaction described therein was consummated on July 13, 1999.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in the Share Purchase Agreement is incorporated herein by reference. The number of shares of Common Stock reported in this Schedule 13D represents the total number of shares held by the reporting person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

         (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


                              (Page 3 of 6 Pages)

ITEM 6. CONTRACT ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the Share Purchase Agreement is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibit to this statement is incorporated herein by reference:

         Share Purchase Agreement Among Gampadona Limited, Odadale Portfolio, Inc., Boshof Holding, Inc., Sebira Financial, Inc., Cumbrian Trading Ltd., Rex Lezard, Joel Dumaresq, Ajmal Khan, Jim Beadle, Kristof Kossuth, John Devries, Kurt Dalmata, G. Brian Longpre, North American Security & Fire Acquisitions, Inc., and Intrepid International, S.A., dated June 11, 1999.



                              (Page 4 of 6 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the signatory below certifies that the information set forth in this statement is true, complete, and correct.

         The person whose signature appears below agrees that this statement on
Schedule 13D is filed on his behalf.

         Executed as of October 27, 1999.


    /s/ JOEL DUMARESQ
--------------------------
        Joel Dumaresq


                              (Page 5 of 6 Pages)

                               INDEX TO EXHIBITS


      Exhibit
      Number
      -------
         1        Share Purchase Agreement Among Gampadona Limited, Odadale
                  Portfolio, Inc., Boshof Holding, Inc., Sebira Financial,
                  Inc., Cumbrian Trading, Ltd., Rex Lezard, Joel Dumaresq, Ajmal
                  Khan, Jim Beadle, Kristof Kossuth, John Devries, Kurt
                  Dalmata, G. Brian Longpre, North American Security & Fire
                  Acquisitions, Inc., and Intrepid International, S.A., dated
                  June 11, 1999.

         2        First Amendment to the NASFA Share Purchase Agreement Among
                  Gampadona Limited, Opadale Portfolio, Inc., Boshof Holding,
                  Inc., Sebira Financial, Inc., Cumbrian Trading, Ltd., Rex
                  Lezard, Joel Dumaresq, Ajmal Khan, Jim Beadle, Kristof
                  Kossuth, John Devries, Kurt Dalmata, G. Brian Longpre, North
                  American Security & Fire Acquisitions, Inc., and Intrepid
                  International S.A., dated June 29, 1999.


                              (Page 6 of 6 Pages)